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                                                                       Exhibit D

August 27, 2002 6:20 PM
                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

IN RE ENCORE COMPUTER CORPORATION       )
SHAREHOLDERS LITIGATION                 )        Civil Action No. 16044



                          STIPULATION AND AGREEMENT OF
                       COMPROMISE, SETTLEMENT AND RELEASE

         Plaintiffs Louis J. Williams and Paul S. Rosenblum (the "Plaintiffs") and Anthony N. Oberhaus and Robert W. Bernas (the "Objectors") on behalf of themselves and the Class (as defined below) and Defendants Gould Electronics Inc., Robert J. Fedor, C. David Ferguson, Thomas N. Rich, Michael C. Veysey, Kenneth G. Fisher, and Rowland H. Thomas (collectively the "Defendants"), parties to the above-captioned consolidated class action, and Encore Computer Corporation, a Delaware corporation ("Encore" or the "Company"), by and through their undersigned attorneys, hereby submit this Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement" or "Stipulation") for the Court's approval:

         WHEREAS:

            A. Each of the Plaintiffs and Objectors represents that he is, and since the date of the filing of the respective complaint herein has at all times been, a record holder and/or beneficial owner of shares of the common stock of Encore (the "Encore Common Stock").

            B. In 1989, Gould Electronics Inc. ("Gould"), sold its computer systems business to Encore. From 1989 through November 1997, Gould loaned Encore approximately $496 million, which was secured by, inter alia, a first priority security interest in Encore's assets,

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including its Storage Products business, and a license to Gould of substantially all of Encore's intellectual property.

          C. On July 17, 1997, Encore entered into an Asset Purchase Agreement with Sun Microsystems, Inc. ("Sun"), in which Sun agreed to purchase Encore's Storage Products business for $185 million (the "Sun Transaction"). As part of the Sun Transaction, Encore entered into an agreement with Gould on July 16, 1997 (the "Gould Agreement") in which Gould agreed to release its security interest in the Storage Products business and to transfer its intellectual property license in that business to Sun. Gould also agreed to a redemption of its preferred stock with a liquidation value of $496 million for $60 million.

          D. In November 1997, Encore distributed a proxy statement (the "Sun Proxy Statement") for the upcoming shareholder meeting at which, among other things, the Sun Transaction would be voted upon.

          E. On November 18, 1997, Plaintiffs filed purported derivative and class action complaints, subsequently consolidated by order dated December 17, 1997 (the "Action"), in the Delaware Court of Chancery, on behalf of all shareholders of Encore against Gould, Kenneth G. Fisher, Rowland H. Thomas, Robert J. Fedor and C. David Ferguson (collectively, the "Original Defendants"), and named the Company as a nominal defendant. In November 1997, the Court denied plaintiffs' motion for injunctive relief.

          F. On November 24, 1997, the Encore shareholders voted to approve the Sun Transaction, which closed shortly thereafter.

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          G. On June 1, 1998, Encore entered into an Asset Purchase Agreement with Gores Technology Group ("Gores"), in which Gores agreed to purchase Encore's Real-Time business for $3 million (the "Gores Transaction").

          H. In August 1998, Encore distributed a proxy statement (the "Gores Proxy Statement") for the upcoming shareholder meeting at which, among other things, the Gores Transaction and a proposal to liquidate Encore would be voted upon.

          I. On September 11, 1998, the Encore shareholders voted to approve the Gores Transaction, which closed shortly thereafter.

          J. Following document discovery, on February 5, 1999, the Original Defendants moved for summary judgment in their favor on all claims in the Action. No response to that motion was filed by any of the named plaintiffs.

          K. On July 15, 1999, the plaintiffs filed an Amended Complaint adding two additional defendants, Michael C. Veysey and Thomas N. Rich and no longer naming the Company as a nominal defendant. The Amended Complaint alleged that the Defendants breached duties and obligations owed to the shareholders of the Company in connection with the operation and management of the Company, including the Sun and Gores Transactions and made or caused misstatements and omitted to disclose information in the Sun and Gores Proxy Statements.

          L. On August 30, 1999, all Defendants moved to dismiss the Action. After full briefing and oral argument, the Court of Chancery granted Defendants' motion and dismissed the Action in its entirety on June 16, 2000.

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          M. By notice dated July 10, 2000, the Plaintiffs appealed the Court of
Chancery's dismissal of the Action to the Supreme Court of the State of Delaware.

          N. During the pendency of the appeal, the Plaintiffs and the Defendants conducted arms'-length settlement negotiations. A settlement was reached on or about July 6, 2001 and notice of the settlement was sent to the class members (the "Original Settlement"). The Original Settlement provided that, in exchange for the resignation of all Defendants then serving as officers, directors or employees of Encore and the repurchase and distribution to the class members of all shares of Encore Common Stock beneficially owned by the Defendants, any and all claims by or on behalf of the Plaintiffs, the Class, any member of the Class or Encore would be released, discharged and dismissed with prejudice.

          O. The Objectors entered their appearance and opposed the Original Settlement as unfair and inadequate. The Objectors filed a brief in opposition to the settlement and appeared through counsel at a hearing held in the Court of Chancery on October 12, 2001. The Court declined to approve to the proposed settlement.

          P. Subsequently, the Objectors threatened to file additional claims against the Defendants relating to their alleged failure to dissolve the Company and distribute the assets (the "Objectors' Proposed Claims"). The Objectors' proposed Claims are attached hereto as Exhibit A. Thereafter, the Plaintiffs, the Objectors and the Defendants conducted arms'-length settlement negotiations and agreed in principle upon the terms of a revised settlement, subject to definitive documentation and the approval of the Court of Chancery.

          Q. Plaintiffs' Counsel believe that they have asserted good faith claims in the Action, and Objectors' counsel believe that they can assert the Objectors' Proposed Claims in

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good faith, believe the evidence developed or to be developed may support such claims, and believe that the Court erred in dismissing the Amended Complaint. Nonetheless, upon review and analysis of the facts and circumstances relating to such claims and the applicable law, the Plaintiffs, the Objectors, and their respective undersigned counsel have concluded that it would be in the best interests of the Plaintiffs, the Objectors, and the Class (as defined below) to enter into this Settlement based upon the benefits and conditions hereinafter set forth and taking into account: (i) the benefits that the purchasers and holders of Encore Common Stock will receive from the Settlement, (ii) the risk of litigation, including the fact that the Court of Chancery has dismissed the Action in its entirety and that the Objectors' Proposed Claims have not been interposed in this or in any other proceeding, and (iii) the conclusion reached by the Plaintiffs, the Objectors, and their undersigned counsel that the Settlement upon the terms and provisions set forth herein is fair, reasonable, adequate, and in the best interest of the members of the Class (as defined below) and will result in material benefit to them.

          R. Defendants in the Action vigorously deny each and every one of the allegations of wrongful conduct, deny any liability whatsoever to the Plaintiffs, the Objectors or the Class (as defined below) upon the Plaintiffs' Claims or the Objectors' Proposed Claims, and assert numerous defenses to claims alleged in the previously mentioned complaints and would assert numerous defenses to the Objectors' proposed complaint attached hereto as Exhibit A. Defendants have concluded, despite their belief that they are not liable for such claims and have good defenses thereto, to enter into this Stipulation to avoid the further expense, inconvenience, and burden of litigation, and to finally and forever put to rest all disputes and controversies, which have been or could be interposed with respect to the operation, management, dissolution

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and liquidation of the Company, the conduct of the Defendants, the Sun and Gores
Transactions, and the Sun and Gores Proxy Statements.

          S. No actions, suits or proceedings other than this Action have been brought by or on behalf of any other shareholders of the Company, and no other shareholder of the Company has sought leave to intervene in this Action.

          NOW THEREFORE, IT IS STIPULATED AND AGREED, subject to approval by the Court of Chancery pursuant to Court of Chancery Rule 23, for good and valuable consideration set forth below, that any and all Settled Claims, as defined below, shall be compromised, settled, released, discharged, and dismissed with prejudice, upon and subject to the following terms and conditions:

          1. Solely for purposes of this Settlement, and conditioned upon certification by the Court, a class shall be certified pursuant to Court of Chancery Rules 23(b)(1) and 23(b)(2) consisting of all persons who and entities which were record holders or beneficial owners of Encore Common Stock (other than the Defendants) at any time during the period beginning on and including October 31, 1997, the record date for the Sun Transaction, through and including the Effective Date (as defined below) of this Settlement and shall include any and all of their respective predecessors, trustees, executors, administrators, representatives, heirs, transferees, successors in interest, and assigns, immediate and remote and whether express, implied or by operation of law, and any person claiming from, through, or under any of them (the "Class"). If the Effective Date (as defined below) of Settlement shall not occur, the Class shall be decertified and the certification of the Class hereunder shall be of no further force or effect.

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          2.   Promptly after the Effective Date, Encore shall set aside a pool of $2.1 million (the "Shareholders' Payment") for payment by the Company as follows:

          (a) first, to pay the fees and expenses of the attorneys for the Plaintiffs and for the Objectors, as awarded by the Court pursuant to Order, and as more fully described below; and

          (b) second, to pay the individual defendants who are holders on the Effective Date an amount equal to $0.035 for each share of Encore Common Stock owned by them, and

          (c) third, to pay to the beneficial holders of Encore Common Stock on the Effective Date, other than Gould and the individual defendants, pro rata with their holdings.

          3. Promptly after the Effective Date, and (and apart from) after the Shareholders' Payment, Encore shall reserve $100,000 (the "Reserve Fund") for the payment of claims of Class members who were beneficial holders on or after October, 31, 1997, but on the Effective Date are no longer beneficial holders of any shares of Encore Common Stock and who duly and timely file proofs of claim (the "Former Shareholders") and the costs relating to the administration and the payment of such claims from the Reserve Fund (the "Net Reserve Fund"). The Former Shareholders shall share the Net Reserve Fund pro rata according to their total proven loss up to a maximum recovery of $3.00 for every $410.00 of proven loss suffered. Proven loss shall be the difference between the purchase price of the shares and the selling price or value on other disposition of the shares. Gould shall be entitled to retain for its own use and purpose any portion of the Net Reserve Fund not paid as aforesaid.

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          4.   Encore's remaining assets, less any expenses associated with the
Settlement and dissolution of the Company, shall be paid to Gould (the "Gould Payment"). Gould has agreed to pay out of the Gould Payment any amount timely filed by creditors of the Company in connection with the dissolution and liquidation.

          5. After the payment of the Shareholders' Payment and the Gould Payment, Encore shall promptly file a Certificate of Dissolution of the Company with the Delaware Secretary of State in accordance with a unanimous action heretofore or hereafter taken by its Board of Directors acting under the Delaware General Corporation Law (S) 141(f) and the Company's Certificate of Incorporation and By-laws and a written consent heretofore or hereafter given by shareholders holding more than 75% of the Company's outstanding stock in accordance with Delaware General Corporation Law (S) 228 and the Company's Certificate of Incorporation and By-laws. Each of the parties to this Stipulation undertakes to execute such a written consent.

          6. The Effective Date of the Settlement, as that term is used herein, will be the date the Order and Final Judgment (entered substantially in the form of Exhibit D or in other form agreed to by all parties hereto) becomes final and non-appealable. If, after the entry of the Order and Final Judgment in the form of Exhibit D or in other forms agreed to by all parties hereto and/or ordered by the Court, no notice of appeal, motion for reconsideration, or other motion or application is made or filed that could result in reversal, reconsideration, or modification of the Order and Final Judgment, the Order and Final Judgment shall become final and non-appealable upon the passage of 30 days after its entry. If any such review of the Order and Final Judgment is sought, the Order and Final Judgment shall become final and non-

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appealable on the date on which the matter is finally resolved by the highest court to which appeal from such review could be taken (or the time to seek appeal or further remit has expired with no appeal taken or review sought) in such a manner as to permit the consummation of the settlement in accordance with the Order and Final Judgment in the form of Exhibit D or in other forms agreed to by all parties hereto and/or ordered by the Court.

          7. Effective upon the Effective Date, and without the necessity for the execution or delivery of any further or other instruments, each Plaintiff, each Objector, each member of the Class, and Encore, on behalf of themselves and their respective current and former officers, directors, employees, agents, partners, members, co-venturers, parents, subsidiaries, affiliates, heirs, personnel, representatives, successors, and assigns (whether express, implied or by operation of law) (the "Plaintiff Releasors") forever release, discharge, acquit, and dismiss with prejudice each Defendant, each Defendant's parent entities, associates, co-venturers, affiliates, and subsidiaries, and the past, present, and future officers, directors, stockholders, representatives, employees, investment bankers, commercial bankers, attorneys, advisors, agents, heirs, executors, trustees, general and limited partners and partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (whether express, implied, or by operation of law) of each of them (the "Defendant Releasees") from any and all actual, alleged, and potential claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters, and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed, that have been, could have been, or in the future could be asserted in the Action or in any court, tribunal, or proceeding (including, but not limited to, any claims arising under

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federal or state law relating to alleged fraud, breach of any duty, negligence, violation of the federal securities laws, or otherwise) by or on behalf of any of the Plaintiffs, the Objectors, the Class, any member of the Class, or Encore, whether individual, class, derivative, representative, legal, equitable, or otherwise, which have arisen, could have arisen, or may now or hereafter arise which relate in any manner to (i) the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing, or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, the Objectors' proposed claims attached as Exhibit A, any proxy material, public filing, or statement (including, but not limited to, public statements) by Encore, Gould, or the Defendants, or any of them, concerning or in connection with any of their affiliated persons or companies, the Sun Transaction, the Gores Transaction, or the liquidation or dissolution of the Company; or (ii) the Plaintiffs', the Objectors' or the Class members' purchase, sale, or holding of any securities of the Company or their investment in the Company; or (iii) the operations or management of the Company (the "Plaintiff Settled Claims"); provided, however, that the Plaintiff Settled Claims shall not include the right of the Plaintiffs, the Objectors, any member of the Class, or Encore to enforce the terms of the Settlement after the Effective Date.

          8. Effective upon the Effective Date, and without the necessity for the execution or delivery of any further or other instruments, each Defendant, Encore and each member of the Class, on behalf of themselves and their respective current and former officers, directors, employees, agents, partners, members, co-venturers, parents, subsidiaries, affiliates, heirs, personnel, representatives, successors, and assigns (whether express, implied, or by

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operation of law) (the "Defendant Releasors") forever release, discharge, acquit and dismiss with prejudice each Plaintiff, each Objector, each of the parent entities, associates, co-venturers, affiliates or subsidiaries, and each of their respective past, present, and future officers, directors, stockholders, representatives, employees, investment bankers, commercial bankers, attorneys, advisors, agents, heirs, executors, trustees, general and limited partners and partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (whether express, implied, or by operation of law) of each of them (the "Plaintiff Releasees") from any and all actual, alleged and potential claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters, and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed, that have been, could have been, or in the future could be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violation of the federal securities laws, or otherwise) by or on behalf of any of the Defendants, the Class, any member of the Class, or Encore, whether individual, class, derivative, representative, legal, equitable, or otherwise, which have arisen, could have arisen, or may now or hereafter arise which may relate in any manner to (i) the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, any claims threatened in this Action such as the Objectors' Proposed Claims complaint attached as Exhibit A, any proxy material, public filing, or statement (including, but not limited to, public

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statements) by Encore, Gould, the Defendants, or the Plaintiffs, or any of them, concerning or in connection with any of their affiliated persons or companies, the Sun Transaction, the Gores Transaction, or the liquidation or dissolution of the Company; or (ii) the Plaintiffs', the Objectors', or the Class members' purchase, sale, or holding of securities of the Company or their investment in the Company; or (iii) the operations or management of the Company (the
"Defendant Settled Claims"); provided, however, that the Defendant Settled
Claims shall not include the right of any of the Defendants or Encore to enforce the terms of the Settlement after the Effective Date.

          9. Pending Court approval of the Settlement, the Plaintiffs, the Defendants, the Objectors, the members of the Class, and Encore shall not initiate or maintain any proceedings in the Action or otherwise, other than those contemplated by the Settlement itself, and shall use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other action, suit or proceeding against any of the parties to this Agreement, any Plaintiff Releasee, or any Defendant Releasee that challenges the Settlement or seeks to assert any of the Plaintiff Settled Claims or Defendant Settled Claims.

          10. All costs of providing notice of the pendency of the Action, the Settlement, and the dissolution and liquidation of the Company and all costs of administering the Settlement, except as provided in paragraph 3 above, shall be paid by Encore after setting aside the $2.1 million pool described in paragraph 2 above and before payment to Gould as provided in paragraph 4 above.

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          11.  Class counsel intend to apply to the Court for, and Defendants have agreed not to oppose, an award of attorneys' fees and expenses. The Objectors also have agreed not to oppose any such application to the extent that amount sought does not exceed $15,000. The Objectors intend to apply to the Court for, and Defendants and Class counsel have agreed not to oppose, and award of attorneys' fees and expenses in an amount not to exceed $65,000.

          12. If awarded, the Plaintiff's and Objectors' attorneys' fees and expenses will be paid out of the $2.1 million pool discussed in paragraph 2 above. Any and all costs, fees, or expenses of any current, former, or future attorneys, experts, consultants, agents and/or representatives of the Plaintiffs, the Objectors, or members of the Class shall be paid, if at all, (a) only pursuant to order of the Court of Chancery; and (b) only after the Effective Date.

          13. As soon as practicable after this Stipulation has been executed by all the parties hereto, the Plaintiffs, Objectors, and Defendants shall jointly move the Court of Chancery for entry of an order (the "Scheduling Order") substantially in the form of Exhibit C hereto, conditionally certifying the Class for purposes of the Settlement, setting a Hearing Date for consideration of the Settlement, approving a form of notice (the "Notice") substantially in the form of Exhibit B hereto; and enjoining the Plaintiffs, the Objectors, and all members of the Class from instituting, prosecuting, or taking any steps to advance any Settled Claim in the Action or otherwise without the prior approval of the Court of Chancery upon notice to all parties to this Agreement.

          14. The parties to this Stipulation agree to use their best efforts to achieve the prompt judicial consideration of the Settlement and dismissal of the Action in accordance with

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the terms of this Stipulation and to cause the timely and effective occurrence of all events, transactions, or other circumstances described herein and contemplated hereby.

          15. If the Court approves the Settlement following a hearing, the parties shall jointly move the Court to enter the Order and Final Judgment in this action in the form of Exhibit D hereto.

          16. The Settlement contemplated by this Stipulation shall not be binding upon any party until, and is otherwise subject to, the satisfaction of the following conditions:

              a. the dismissal with prejudice of the Action and any other action, suit or proceeding asserting a Settled Claim without the award of any damages, costs, attorneys' fees, or the grant of any other relief to any claimant therein except as and to the extent explicitly provided for herein;

              b. the entry of an Order and Final Judgment in the form of Exhibit D and such other forms as agreed to by all the parties hereto; and

              c. the occurrence of the Effective Date.

          17. If the Settlement is not consummated in accordance with Paragraph 16, this Stipulation shall be null and void and of no further force or effect, and shall not be deemed, used, argued, or offered or entered into evidence in the Action or otherwise, and no party shall be entitled to the recovery of any costs, fees, expenses, or disbursements incurred in connection with the negotiation, documentation, or attempt to implement this Stipulation and the Settlement reflected in it.

          18. If the Court shall order the certification of the Class defined in paragraph 1 above to be maintained under Court of Chancery Rule 23(b)(3) instead of Rule 23(b)(1) and (2)

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as contemplated, the Plaintiffs' and the Objectors' counsel shall, within five business days after the court-ordered deadline for timely requests for exclusion from the Class, cause to be provided to counsel for all Defendants a list of those members of the Class, if any, who timely excluded themselves from the Class, and the Defendants, in their sole discretion, shall have the right but not the obligation to terminate this Settlement if any named representative Plaintiff, or any one or more members of the Class who hold or held in the aggregate more than 40,000 shares of Encore Common Stock, exclude themselves from the Class. All parties hereto shall promptly exchange with each other copies of each request for and notice of exclusion from the Class and each objection to the Settlement that comes into his or its possession.

          19. The release provided for in paragraphs 7 and 8 above and in the Order and Final Judgment extends to claims that the holders thereof may not know or suspect to exist at the time of the release, which, if known, might have affected the decision to enter into this Stipulation and this Release. Each of the Plaintiff Releasors and Defendant Releasors shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims. The Plaintiff Releasors and Defendant Releasors shall be deemed to relinquish, to the full extent permitted by law, the provision, rights and benefits of (S) 1542 of the California Civil Code which provides:

          A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

In addition, each of the Plaintiff Releasors and Defendant Releasors also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of

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the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code (S) 1542. Plaintiff Releasors and Defendant Releasors acknowledge that Plaintiffs, Objectors, members of the Class, Encore, or Defendants may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the releases provided for herein, and that legal standards, interpretations, pronouncements, or enactments may change from those believed to prevail at the current time, but that it is their intention, on behalf of themselves and the members of the Class, to fully, finally, and forever settle and release any and all Settled Claims, as defined above, known or unknown, suspected or unsuspected, which now exist, or heretofore existed and without regard to the subsequent discovery or existence of such additional or different factual or legal circumstances.

          20. This Stipulation and the provisions contained herein shall not be deemed a presumption, concession, or admission by any Defendant or Defendant Releasee of any fault, liability, or wrongdoing as to any facts or claims, or of any infirmity or invalidity of any defenses, that were or could have been alleged or asserted in the Action or in any other actions, suits, or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person for any purpose in the Action or in any other action, suit, or proceeding, whether civil, criminal, or administrative, nor shall this Stipulation operate as any concession by the Plaintiffs, the Objectors, or their counsel that the claims asserted in the Action or described in Exhibit A lack merit.

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          21. This Stipulation constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be altered, amended, or modified, nor any of its provisions waived, except by a writing signed by all of the signatories hereto.

          22. The waiver by any party of any breach of any provision of this Stipulation shall not be deemed, construed, or asserted as a waiver of any other breach of the same or a different provision, whether prior or subsequent to, or contemporaneous with, the waiver.

          23. This Stipulation shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles. Any action relating to this Stipulation or the settlement amended for herein shall be filed exclusively in the Court of Chancery of the State of Delaware in and for New Castle County.

          24. Plaintiffs, Objectors, and their counsel represent and warrant that none of their alleged claims or causes of action against any Defendant has been assigned, encumbered, or in any manner transferred in whole or in part.

          25. This Stipulation is and shall be binding upon, and inure to the benefit of, the parties to the Action, the Releasors, and Releasees as defined in paragraphs 7 and 8 above, and their respective agents, executors, heirs, successors, and assigns.

          26. This Stipulation will be executed by counsel for the parties. This Stipulation may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. By signing this Stipulation, each signatory represents that he or it has authority to do so on behalf of his or its clients.

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          27. Should any provision of this Stipulation require judicial interpretation, the Plaintiffs, the Objectors, the members of the Class, and the Defendants agree that a court shall not apply a presumption that the terms shall be more strictly construed against the party who prepared the same, it being agreed that all Parties and their counsel collectively participated in the negotiation and preparation of this Stipulation.

Dated: July ___, 2002


                                        ________________________________________
Of Counsel:                             Law Offices of David Staats, P.A.
Law Offices of Matthew E. Miller        David Staats
Matthew E. Miller                       1701 Augustine Cut-Off, Suite 36
P.O. Box 1255                           Wilmington, DE 19803
Arlington, VA 22210                     (302) 658-8188
(703) 248-9393                                  Attorneys for Plaintiffs and the
                                                Proposed Class

                                        ________________________________________
                                        Potter Anderson & Corroon LLP
                                        Peter J. Walsh, Jr.
                                        Richard L. Renck
                                        Hercules Plaza
                                        1313 North Market Street
                                        P.O. Box 951
                                        Wilmingon, DE 19899
                                        (302) 984-6000
                                                Attorneys for the Objectors

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Of Counsel:                            _________________________________________
Richard A. Cirillo                     Richards Layton & Finger
Deborah S. Burstein                    R. Franklin Balotti
Ann M. Driscoll                        Lisa A. Schmidt
King & Spalding                        Peter B. Ladig
1185 Avenue of the Americas            One Rodney Square
New York, New York 10036               Wilmington, Delaware 19899
(212) 556-2100                         (302) 658-6541
                                               Attorneys for Defendants Gould
                                               Electronics, Inc., Robert J.
                                               Fedor, C. David Ferguson, Thomas
                                               N. Rich and Michael C. Veysey

Of Counsel:                            _________________________________________
Mark D. Cahill                         Ashby & Geddes
Choate, Hall & Stewart                 Steven J. Balick
Exchange Place                         One Rodney Square #302
Boston, Massachusetts 02109-2891       Wilmington, Delaware 19899
(617) 248-5000                         (302) 654-1888
                                               Attorneys for Defendants Kenneth
                                               G. Fisher and Rowland H. Thomas

                                      Encore Computer Corporation
                                      34929 Curtis Boulevard
                                      Eastlake, Ohio 44095-4001
                                      (440) 953-5170

                                       By:______________________________________
                                               An authorized representative

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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------
TONY N. OBERHAUS and ROBERT M.         )
BERNAS,                                )
                                       )
                       Plaintiffs,     )
                                       )
v.                                     )
                                       )      C.A. No. __________
GOULD ELECTRONICS, INC., KENNETH G.    )
FISHER, ROWLAND H. THOMAS, JR., ROBERT )
FEDOR, C. DAVID FERGUSON, THOMAS N.    )
RICH, MICHAEL C. VEYSEY, and ENCORE    )
COMPUTER CORPORATION,                  )
                                       )
                       Defendants.     )
---------------------------------------

                                    COMPLAINT

         Plaintiffs Tony N. Oberhaus and Robert M. Bernas, by and through their undersigned attorneys, for their complaint allege as follows:

                              NATURE OF THIS ACTION

         1. Plaintiffs bring this action for fraud, breach of fiduciary duty, and for the appointment of a custodian of nominal defendant Encore Computer Corporation ("Encore"), pursuant to 8 Del. C. (S) 226(a)(3). As alleged herein, in 1997 and 1998, Encore sold its data storage and real-time businesses to Sun Microsystems, Inc. ("Sun") and to Gores Technology Group ("Gores"), respectively. The bulk of the proceeds from the $185 million Sun transaction was paid to Encore's controlling stockholder, Gould Electronics, Inc. ("Gould"), to repay indebtedness owed to Gould and to redeem its preferred stock. In seeking stockholder approval of the Sun and Gores transactions (and in seeking a dismissal of an earlier action challenging those transactions) (the "Original Action") Gould repeatedly proclaimed that in connection with the Sun transaction it had granted Encore and its common stockholders a major concession;

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namely, for a period of two years from the date of the Sun Transaction, it would not participate in the distribution of the first $30 million of liquidating distributions to stockholders, even though it would then own almost 49% of the common stock. On December 30, 1999, following briefing but before oral argument on its motion to dismiss the Original Action, Gould extended that forbearance by a year (to November 24, 2000) but did not disclose the extension. Thereafter, however, Gould and defendants failed to cause the liquidation of Encore.

         2. Moreover, defendants failed to inform plaintiffs and their counsel that Gould had extended the liquidation concession. Instead, Gould attempted to extract a "settlement" of pending litigation whereby Gould would be paid more than half the cash remaining in Encore, even though at the time of the settlement in principle Gould had contractually obligated itself not to receive any such funds. By failing to liquidate and inducing the purported settlement of the Original Action, Gould and the defendants caused the extended liquidation period to lapse and thereby damaged plaintiffs and the minority stockholders of Encore. Accordingly, plaintiffs seek damages and, if necessary and appropriate, the appointment of a custodian of Encore to effectuate the liquidation that defendants had promised but failed to cause.

         Plaintiffs

         3. Plaintiff Tony Oberhaus is the beneficial owner of Encore common stock and has owned shares of Encore at all times relevant to the allegations set forth herein. Mr. Oberhaus currently owns (individual and jointly) 3,399,000 shares of Encore, having first purchased Encore shares in April 1995.

         4. Plaintiff Robert Bernas is a beneficial owner of Encore common stock and has owned shares of Encore at all times relevant to the allegations set forth herein. Mr. Bernas

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currently owns (individually and jointly) 2,224,000 shares, having first purchased shares of Encore in 1991.

         5. Together with immediate family members and family trusts, plaintiffs hold approximately 8.6% of Encore's outstanding shares.

         Defendants

         6. Encore is a Delaware corporation. Prior to the transactions challenged in the Original Action, Encore was engaged in the design, manufacture and distribution of real-time systems, data storage, data retrieval and sharing technologies for mixed platform processing environments. As explained below, these lines of business were sold.

         7. Defendant Gould is an Ohio corporation with its principal place of business at 35129 Curtis Boulevard, Eastlake, Ohio 44095. Gould is a wholly owned subsidiary of the Japan Electric Company ("JEC"), a Japanese corporation. Gould owns approximately 48.5% of Encore's outstanding common stock.

         8. Defendant Kenneth G. Fisher is and was director of Encore at all times relevant hereto, and served as the Company's Chief Executive Officer until September 30, 1998.

         9. Defendant Rowland H. Thomas is and was director of Encore at all times relevant hereto. Thomas has served as Encore's Chief Operating Officer since June 1989, and served as President of the Company from January 1991 until September 1998. Defendant Robert J. Fedor is and was a director of Encore at all times relevant hereto. Fedor is Senior Vice President, Corporate Development at Gould, a position he has held since 1992.

         10. Defendant C. David Ferguson is and was a director of Encore at all times relevant hereto. Ferguson is the President, Chief Executive Officer and a director of Gould, positions he has held since 1988.

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         11.   Defendant Thomas N. Rich is and was a director of Encore at all times relevant hereto. Rich was named Treasurer of Encore in March 1999. Rich is Vice President-Finance and Corporate Controller of Gould, a position he has held since July 1994.

         12. Defendant Michael C. Veysey is and was a director of Encore at all times relevant hereto. Veysey has served as President of Encore since March 1999. Veysey is the Senior Vice President, General Counsel and Secretary to Gould, a position he has held since July 1992.

         The Sun Transaction

         13. On July 17, 1997, Encore entered into an Asset Purchase Agreement with Sun Microsystems, Inc. ("Sun"), in which Sun agreed to purchase Encore's Storage Products business for $185 million (the "Sun Transaction"). As part of the Sun Transaction, on July 16, 1997, Encore entered into an agreement with Gould Electronics, Inc. ("Gould"), then a substantial stockholder and creditor of Encore ("Gould Agreement"), in which Gould agreed to release a security interest held in Encore's storage products business and to transfer its intellectual property license in that business to Sun. Gould also agreed to a redemption of its preferred stock with a liquidation value of $496 million for $60 million. Significantly, to induce support of the Sun Transaction, Gould agreed that if the Company were liquidated within two years of the closing of the Sun Transaction (i.e., November 24, 1999), Gould would not receive any portion of the first $30 million of liquidating distributions to common stockholders, even though it would then own approximately 49% of the common stock (the "Liquidating Concession").

         14. In November 1997, Encore distributed a proxy statement (the "Sun Proxy Statement") for the upcoming shareholders meeting at which, among other things, the Sun

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Transaction would be voted upon. The Sun Proxy Statement reported that Gould had taken "a number of steps to help facilitate the Sun Transaction," including:

         (iv) agreeing that if the Company is liquidated within two years after the Sun Transaction is completed, Gould will not receive any portion of the first $30 million of liquidating distributions to the holders of the Common Stock (even though it would then own approximately 49% of the outstanding Common Stock).

         The Filing Of The Original Chancery Litigation

         15. On November 18, 1997, Plaintiffs filed the Original Action in \ this Court, subsequently consolidated by order dated December 17, 1997, on behalf of all shareholders of Encore. The Company was named as a nominal defendant. An application for injunctive relief was made, but denied.

         16. On November 24, 1997, the Encore stockholders voted to approve the Sun Transaction, which closed shortly thereafter. By reason of the Sun Transaction, Gould became the owner of 48.5% of the common stock of Encore and assumed control of its board of directors. At oral argument on defendants' motion to dismiss the original action in February 2000, counsel for defendants conceded that, having the right to elect four (4) of six (6) directors and the ability to vote 55% of the stock, Gould controlled Encore following the Sun Transaction. Further, since June
1999, all of Encore's officers have been employees of Gould.

         17. With the closing of the Sun Transaction, Encore had two years (i.e., until November 1999) within which to liquidate before Gould could participate in the first $30 million of liquidation proceeds by reason of the expiration of the Liquidation Concession.

         The Gores Transaction

         18. On June 1, 1998, Encore entered into an Asset Purchase Agreement with Gores Technology Group ("Gores"), in which Gores agreed to purchase Encore's Real-Time Business for approximately $3 million (the "Gores Transaction").

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         19.   In August 1998, Encore distributed a proxy statement (the "Gores
Proxy Statement") for the upcoming shareholders' meeting at which, among other things, the Gores Transaction and a proposal to liquidate Encore would be voted upon. The Gores Proxy Statement reported that if the Gores Transaction were approved, Encore would not engage in further business activities (except relating to the closing of the Gores Transaction), would wind up its affairs, and would distribute the remaining assets to its stockholders. Again, Encore represented (as provided in the Plan of Dissolution and Liquidation) that:

         the Company shall distribute pro rata to its Common stockholders (other than Gould with regard to its Common stock, except in the very unlikely event the sum to be distributed to Common stockholders exceeds $30 million) all of its remaining property and assets, if any, including the net proceeds of the Gores Transaction, through one distribution or a series of distributions.

         20. The Gores Proxy Statement (like the Sun Proxy Statement) stated that one of the reasons the Encore board supported the Gores Transaction was the possibility of stockholders (other than Gould) receiving a liquidating distribution. Under "Reasons For the Gores Transaction," Encore management cited: "Its belief that a liquidation of the Company without closing the Gores Transaction would result in no proceeds available for distribution to the Common stockholders." The Gores Proxy further states:

         Based on the foregoing, the Company believes that a liquidation without consummating the Gores Transaction would result in no proceeds being available for distribution to the Common stockholders. If the Company is able to resolve the Sun indemnification claims and repurchase the Accrued Dividend Shares without expending a significant amount of cash, it is possible that some liquidation proceeds may be available to the Common stockholders other than Gould.

         21. In September 1998 Encore's stockholders voted to approve the Gores Transaction, which was consummated in January 1999. With the sale of its Real-Time business

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to Gores in early 1999, Encore had no other active lines of business. All that remained to be accomplished was the resolution of certain outstanding items relating to the Sun and Gores Transactions.

         Gould's Representations Concerning Liquidation

         22. Despite the consummation of the Sun and Gores Transactions, the Original Action continued. In mid-July 1999, the parties to the Original Action stipulated to the filing of an Amended Complaint adding two additional Defendants, Michael C. Veysey and Thomas N. Rich, and no longer naming the company as a nominal defendant. The Amended Complaint was styled as a class action and alleged that the defendants breached duties and obligations owed to the shareholders of the Company in connection with the operation and management of the company, including the Sun and Gores Transactions, made or caused misstatements, and failed to disclose information in the Sun and Gores Proxy Statements. Distilled to its essence, the Amended Complaint challenged the Sun and Gores transactions as breaches of Defendants' fiduciary duties by reason of Gould's allegedly extracting the bulk of Encore's value in a "defacto liquidation."

         23. On July 23, 1999, Encore reported in Amendment No. 1 to its Form 10-K (FY 1998) as follows:

         It had been contemplated that after the real-time computer systems business was sold to Gores, Encore would be liquidated. However, because of a provision of the agreements relating to Encore's sale of its storage products business to Sun, Encore's stockholders could not vote on the liquidation of Encore at the meeting on September 11, 1998 at which they approved the sale of the real-time computer systems business. The Company's Board of Directors expects to reconsider when the Company should be liquidated when various disputed items are determined, including the additional amount, if any, which Sun will pay with regard to its purchase of the storage products business, the additional amount, if any, Gores will pay to the Company with regard to the sale of the real-time business, and whether the Company will have any

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         liability in suits by stockholders of the Company with regard to the
         Sun transaction and related redemption of convertible preferred stock from Gould.

Encore further reported in connection with a Year 2000 compliance statement that "[T]he Company is currently in the process of winding down the business and has only administrative support functions."

         24. The following month, on August 30, 1999, Encore reported, among other things, that: i) it had terminated certain officers because the Company no longer had any active business; ii) any further activities would be conducted out of office space provided by Gould in Eastlake, Ohio; and iii) "[m]anagement expects that liquidation of the Company will occur." Encore also reported that certain outstanding claims between Sun and Encore had been settled.

         25. On the same date (i.e., August 30, 1999), all Defendants moved to dismiss the Amended Complaint in the Original Action. Briefing ensued and took the better part of the next several months.

         26. On December 22, 1999, Encore filed a Form 10-Q, which again reported on Encore's intention to liquidate. Other than the litigation, the only unresolved matter related to the Gores Transaction, reported as follows:

         The sale of the real-time computer systems business to Gores was approved by the Company's stockholders on September 11, 1998, and the transaction was completed on January 6, 1999. At the closing of the sale, the Company received $2,750,000 (with the additional $250,000 set off against the purchase price to resolve an alleged breach of indemnity claim) and the parties agreed to resolve shortly after the closing disputed items relating to the sale, including the amounts due to Encore under the management agreement and the line of credit, and certain other indemnity claims by Gores. As of August 6, 1999, these items had not yet been resolved.

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        Gould's Representations In Support Of Dismissal Of The Action

        27. By early December 1999, briefing on the motion to dismiss was completed. In urging a dismissal of the Original Action, Defendants impressed upon the Court the economics of the Gould Agreement made in connection with the Sun Transaction: "[W]ithout the payment to Gould, the other shareholders had no chance to receive any liquidating distribution; with the payment to Gould there was, and still remains, some chance of a liquidating distribution." Defendants also emphasized repeatedly the Liquidation Concession agreed to by Gould; thus, for example, Defendants represented:


          . Indeed, what Gould did, including agreeing to the redemption of its preferred stock for a fraction of its liquidation preference in order to make $35 million of Sun Transaction proceeds available to Encore and its common stockholders, went far beyond anything anybody had a right to expect Gould to do.

          . Notably, Gould undertook not to participate in the distribution of the first $30 million of distributable assets upon any liquidation of Encore, an amount exceeding by 25% the entire liquidation value of Encore, according to the Price Waterhouse study.

          . Even more dispositive is Gould's willingness not to participate in the first $30 million in proceeds that would be distributed to common shareholders in the event Encore was liquidated.

          . In addition, Gould agreed to (iv) relinquish its right to share as a common stockholder in the first $30 million of assets distributed to common stockholders following the transaction.

        Defendants further represented in their briefing on the motion that "[p]resently, Encore is preparing for liquidation proceedings."

        28. The defendants' briefing thus clearly conveyed that: i) Encore was preparing to liquidate, and ii) by reason of its Liquidation Concession, Gould would not

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participate in any such liquidation. In fact, by the time the defendants filed their Reply Brief on December 3, 1999, the original Liquidation Concession period had lapsed (i.e., on November 24, 1999). Gould, however, secretly extended the Liquidation Concession for another year (i.e., until November 24, 2000). This extension of the Liquidation Concession was not publicly reported by Encore until February 23, 2001 -- months after the extended period had lapsed -- when Encore filed its Form 10-K for the Fiscal Year ended December 31, 1999.

         29. On February 22, 2000, this Court heard oral argument. Once again, Gould touted its Liquidation Concession:


             Finally, the directors bargained for and received from Gould, as part of the Gould agreement, Gould's undertaking that for a period of two years following the closing of the transaction, if there was a liquidation of the company, that Gould would not share in the first $30 million of distributable assets. In other words, although Gould at the time was a 25 percent shareholder and as part of this deal had at the insistence of Sun, which wanted to know that the transaction had a better chance of being approved by the shareholders, insisted on Gould converting some of its preferred shares into common and thereby go from 25 to 48 percent of the stock. Although Gould would be a 48 percent stockholder, if there were as much as $30 million to distribute as a consequence of the transactions and the wind-up of the company, that it would forgo its 48-1/2 percent.

         30. Counsel for Gould did not volunteer to the Court that Gould had extended the Liquidation Concession (which by this point in time would otherwise have lapsed).

         31. On May 15, 2000, while the motion to dismiss was under advisement, Encore filed a Form 10-Q. It reported that "[o]n December 30, 1999, the Company paid $7,192,000 to Gould to settle its obligation for the amounts withheld by Sun, and Gould, among other things, agreed to convert the dividend shares into common stock." Significantly, the Form 10-Q failed to disclose (as reported nine months later in February 2001) that in connection with

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this December 30th settlement, Gould agreed to extend the Liquidation Concession until November 24, 2000.

         32. On June 16, 2000, the Court issued its Memorandum Opinion and Order dismissing the Original Action. In its Memorandum Opinion this Court found -- as Defendants had urged -- that "[w]ithout the Sun Transaction the Encore stockholders would have received nothing." The Court further observed the significance of the Gould Liquidation Concession:

         Even in that connection, Gould agreed that in any liquidation it would not participate in the first $30 million of distributable assets - a significant concession because the net proceeds available after paying Gould would be $30 million.

         Thus, the complaint fairly alleges that the agreed-to allocation of the Sun Transaction proceeds netted Encore $30 million that Encore would not have otherwise received. As a consequence, the decision to approve the Sun Transaction was a rational business judgment that must be respected.

         33. It appears that the Court was thus led to believe by Defendants on the motion to dismiss that i) Encore would soon be liquidated (which it was not), and ii) Gould would not participate in liquidating distributions to the common stockholders.

         The Appeal

         34. By notice dated July 10, 2000, Plaintiffs Louis J. Williams and Paul Rosenblum, then acting pro se, appealed the Court of Chancery's dismissal of the action to the Supreme Court of the State of Delaware.

         35. On August 10, 2000 (as reported in February 2001), Encore reached an agreement in principle with Gores to resolve the open issues relating to the Gores Transaction. Thus, as of August 10, 2000, no open items relating to the Sun or Gores Transaction remained, and nothing prevented Encore from effecting liquidating distributions to stockholders. Of

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course, had Encore elected to cause such a distribution at this time, Gould would have been precluded from participating by reason of its extended (but unreported) Liquidation Concession.

         The Fraudulently Induced Settlement

         36. In early Fall 2000, plaintiffs in the Original Action and defendants agreed to a settlement (described below) subject to Court approval. In negotiating the settlement, however, defendants failed to inform plaintiffs and their counsel that the Liquidation Concession had been extended until November 24, 2000, and thus was still in force and effect. This fact was critical to the negotiations because is meant that Gould, Encore's 49% stockholder, had contractually obligated itself not to partake in liquidating distributions. Had plaintiffs and their counsel been advised of the extended Liquidation Concession, they would not have agreed to the proposed settlement.

         37. Under the proposed settlement in the Original Action, which this Court rejected, Encore would purchase the defendants' common stock for an amount equal to the proportional share of Encore's tangible net worth (represented to be $2.5 million) represented by such shares. In other words, Encore would pay the defendant stockholders 64% of its net worth, or approximately $1.6 million in cash, to go away and have no further involvement in Encore. Gould, which had touted its liquidation concession in seeking a dismissal of this action, would alone have been paid approximately $1.4 million. In return, defendants would cause the appointment or election of three new directors. The defendants' repurchased shares would then have been allocated to the class members in accordance with a Plan of Distribution.

         38. By reason of the fraudulently induced settlement and the failure to liquidate, Gould's extended Liquidation Concession expired on November 24, 2000, without the non-defendant stockholders of Encore ever having a meaningful opportunity to either: i) settle the Original Action on terms that would have taken advantage of the concession; or ii) cause a

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liquidation in whole or in part on or before November 24, 2000. The stockholders of Encore missed this opportunity solely because defendants failed to disclose/report the extension of the Liquidation Concession to the non-defendant stockholders and withheld this critical information from counsel for plaintiffs in the Original Action.

         39. On October 12, 2001, this Court rejected the proposed settlement.

                               CLAIMS FOR RELIEF

         40. Pursuant to Court of Chancery Rule 23, Plaintiffs bring this claim individually and as a class action on behalf of all current holders of Encore common stock but excluding Defendants, and any of their affiliates or related entities.

         41. This claim is properly maintainable as a class action for the following reasons:

         (a) There are questions of law and fact common to members of the class, including whether: (i) Defendants have breached their fiduciary duties to Plaintiffs and the Class, (ii) Defendants have committed actionable fraud, (iii) Gould should be equitably estopped from participating in a liquidation, and (iv) appointment of a receiver to effect liquidation and wind-up is necessary.

         (b) Plaintiffs are committed to prosecuting this action and have retained counsel competent and experienced in litigation of this type. Plaintiffs' claims are typical of the claims of other Class members, and their combined holdings of Encore stock represent one of the largest, if not the largest, blocks of shares held by non-defendants to this action. Thus, Plaintiffs are adequate representatives of the Class.

         (c) The prosecution of separate actions by the individual Class members would create the risk of inconsistent or varying adjudications with respect to

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             individual class members, would establish incompatible standards of conduct for Defendants, and could, as a practical matter, be dispositive of the interests of the other Class members, or substantially impair or impede the ability to protect their interests.

Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class, making an award of relief, on behalf of the Class as a whole, appropriate.

                                     COUNT I
                           (Breach Of Fiduciary Duty)

         42. Plaintiffs reallege and incorporate by reference herein the allegations in paragraph 1 through 41.

         43. As directors of Encore, the individual director defendants owed the non-defendant stockholders of Encore fiduciary duties as minority stockholders, including the duties of loyalty, care, good faith, and candor.

         44. As the controlling stockholder of Encore, Gould similarly owed the minority stockholders fiduciary duties.

         45. Defendants breached their fiduciary duties in numerous respects. In coming before this Court in February 2000 to argue its case for dismissal of the Action, Gould had extended the Liquidation Concession until November 2000, but carefully avoided advising the Court or stockholders that there was an extended date certain by which it would no longer be bound by its Liquidation Concession. Instead, it touted the Liquidation Concession and represented (in its opening brief filed on August 30, 1999) that "[p]resently, Encore is preparing for liquidation proceedings," thus leading the Court and stockholders to believe that (if funds were available) a liquidation distribution would be made to stockholders other than Gould.

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         46. Once the case was dismissed, however, defendants failed to cause a liquidating distribution even though (no later than August 10, 2000), there were no barriers to a liquidating distributions in whole or part. Worse yet, defendants concealed the fact that Gould had extended the Liquidation Concession until it was reported in February 2001 (10-K for FY 1999), several months after the extended Liquidation Concession had lapsed. On May 15, 2000 (after the extension of the Liquidation Concession, but well before its November 2000 expiration), Encore had filed a Form 10-Q and reported on the December 30, 1999, settlement with Gould in which the extension apparently was agreed to; however, defendants failed to disclose that Gould had extended the Liquidation Concession to November 24, 2000. Had the stockholders been apprised of the extension, actions could have been taken to ensure that Encore effected a liquidating distribution before November 24, 2000. Instead, through its control of Encore and concealment of the extension, Gould was able to allow the extended Liquidation Concession to lapse. The individual defendants either acquiesced in Gould's manipulation of Encore or failed miserably in their oversight functions on behalf of the non-defendant minority stockholders.

         47. The actions and inactions of the individual defendants inured to the direct financial benefit of Gould, which controls Encore and its board of directors. Gould's self-dealing and the defendants' conduct in failing to cause timely liquidating distributions must therefore be judged on "entire fairness" grounds.

         48. Plaintiffs have suffered damages as a result of defendants' breaches of fiduciary duty.

         49. Plaintiffs have no adequate remedy at law.

                                    COUNT II
                                (Equitable Fraud)

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         50. Plaintiffs reallege and incorporate by reference herein the allegations in paragraphs 1 through 49.

         51. The actions and/or inactions of defendants in concealing the extension, inducing the now-rejected settlement, and failing to timely liquidate, constitute equitable fraud. Apart from defendants' obligation to timely report the extended Liquidation Concession (which was never publicly disclosed until after its expiration), defendants had an independent legal and moral duty to the class plaintiffs and their counsel to timely disclose material facts necessary to enable them to make an informed decision about a settlement. No meaningful and informed settlement negotiations could transpire unless plaintiffs' counsel knew of the extension because it was highly material (if not paramount) to any discussions. Indeed, in view of the settlement actually agreed upon, there could be no more critical fact than Gould's contractual forbearance to participate in liquidating distributions. Defendants and their representatives, however, failed to report the extension and then failed to disclose to plaintiffs and their counsel that the Liquidation Concession had been extended. Had defendants told plaintiffs or their counsel about the extended Liquidation Concession in connection with settlement negotiations, class plaintiffs would not have agreed to the settlement, which (had it been approved) effectively would have conveyed to Gould $1.4 million, to which Gould had absolutely no entitlement when the settlement was negotiated. As it were, the class plaintiffs and their counsel were fraudulently induced into agreeing to the settlement and, as a result of the pendency of this fraudulently induced settlement, the extended Liquidation Concession expired before the extension came to light.

         52. Plaintiffs have suffered damages as a result of defendants' breaches of fiduciary duty.

         53. Plaintiffs have no adequate remedy at law.

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                                    COUNT III
                              (Equitable Estoppel)

         54. Plaintiffs reallege and incorporate by reference herein the allegations in paragraphs 1 through 53.

         55. The equitable estoppel doctrine will be invoked by the Court to remedy the inequitable conduct of a party who through his conduct intentionally or unintentionally leads another, in reliance upon that conduct, to change his position to his detriment.

         56. Gould induced the stockholders of Encore to support the Sun and Gores Transactions based in part on its representations that approval of those transactions would permit the possibility that the stockholders (other than Gould) would receive at least something in a liquidation. Gould further represented to the stockholders (and to this Court) that Encore would liquidate and that Gould would not participate in liquidating distributions to stockholders. The stockholders reasonably relied on those representations.

         57. Gould had an obligation to live up to its commitment, especially in view of the fact that it was in control of Encore and the liquidation process. In voting to support the Sun and Gores Transactions, the stockholders could not have known that Gould would allow years to pass and let the Liquidation Concession period lapse. Accordingly, Gould should be equitably estopped from participating in any liquidation distributions to stockholders.

                                    COUNT IV
                (Appointment Of A Custodian To Liquidate Encore)

         58. Plaintiffs reallege and incorporate by reference herein the allegations in paragraphs 1 through 57.

         59. Section 226(a)(3) of the Delaware General Corporation Law permits the appointment of a custodian where "the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets."

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         60. In early 1999, with the closing of the Gores Transaction, Encore sold its sole remaining line of business and thereafter reported repeatedly to its stockholders and this Court its intent not to conduct any further business. Furthermore, by no later than August 2000, all issues relating to the sale of Encore's businesses had been resolved. Thus, for well over a year, Encore has done nothing to effect distributions to its stockholders. Encore has thereby abandoned its business within the meaning of (S) 226(a)(3).

         61. Further, Encore has failed within a reasonable period of time to take steps to dissolve, liquidate and distribute its assets. Indeed, over two years ago, defendants represented to this Court that they were preparing to liquidate Encore but have failed to do so, despite there being no bar to a liquidation in whole or part for well over a year. As alleged above, the defendants' failure to liquidate Encore previously is explained by the self-dealing of Gould, which would have been precluded from participating in any liquidating distributions made prior to November 24, 2000.

         62. The requisites for the appointment of a custodian pursuant to 8 Del. C. (S) 226(a)(3) have been satisfied and, accordingly, in the event Encore refuses to liquidate and/or seeks to do so with the participation of Gould, the Court may appoint a custodian to effectuate and oversee the liquidation of Encore.

         WHEREFORE, plaintiffs respectfully request that the Court enter an Order and Judgment:

             i) finding that the individual defendants breached their fiduciary duties to plaintiffs;

             ii) estopping Gould and the individual director defendants from participating in any liquidating distributions to stockholders of Encore;

            iii) awarding plaintiffs damages, plus pre- and post-judgment interest, in an amount not yet determined; and

            iv) awarding plaintiffs the costs of this action, including reasonable attorneys' fees and expenses.

                                    POTTER ANDERSON & CORROON LLP


                                    By ______________________________________
                                        Peter J. Walsh, Jr.
                                        Richard L. Renck
                                        Hercules Plaza, Sixth Floor
                                        1313 North Market Street
                                        P.O. Box 951
                                        Wilmington, Delaware 19899
                                        (302) 984-6000

                                    Attorneys for Plaintiffs Tony N. Oberhaus and Robert M. Bernas

Dated:  October _____, 2001

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

IN RE ENCORE COMPUTER CORPORATION         )
SHAREHOLDERS LITIGATION                   )         Civil Action No. 16044


                       NOTICE OF PENDENCY OF CLASS ACTION,
                      PROPOSED SETTLEMENT OF CLASS ACTION,
                             AND SETTLEMENT HEARING

TO: ALL RECORD HOLDERS AND BENEFICIAL OWNERS OF SHARES OF THE COMMON STOCK OF ENCORE COMPUTER CORPORATION ("ENCORE" OR THE "COMPANY") DURING THE PERIOD BEGINNING ON AND INCLUDING OCTOBER 31, 1997, THROUGH AND ENDING ON THE EFFECTIVE DATE (AS DEFINED HEREIN).

     PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. YOUR RIGHTS WILL BE AFFECTED. IF THE COURT APPROVES THE SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS OF THE SETTLEMENT, OR FROM PURSUING THE SETTLED CLAIMS (DEFINED BELOW) AND THE COMPANY WILL BE DISSOLVED AND ITS ASSETS LIQUIDATED AND DISTRIBUTED. IF YOU WERE NOT THE BENEFICIAL OWNER OF SHARES OF THE COMMON STOCK OF ENCORE BUT HELD SHARES FOR A BENEFICIAL OWNER, PLEASE PROMPTLY TRANSMIT THIS DOCUMENT TO SUCH BENEFICIAL OWNER.

                              I.   PURPOSE OF NOTICE

     The purpose of this Notice is to inform you of the lawsuit, the caption of which appears above (the "Action"), a proposed settlement of the Action (the "Stipulation" or "Settlement"), including the Court's Certification of a Class (defined below) for purposes of the Settlement, and the dissolution and liquidation of the Company, and to notify you of your right to participate in a hearing before the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") in the New Castle County Courthouse, 500 North King Street, 12th Floor, Wilmington, Delaware, 19801 on October 2, 2002, at 2:00 p.m. (the "Settlement Hearing"), to determine whether the Settlement should be approved by the Court as fair, reasonable, adequate, and in the best interests of the Class, whether the Action should be settled and ended, whether the Court should certify a Class in the Action, whether the Plaintiffs and their counsel have adequately represented the Class, whether an award of fees and reimbursements of expenses should be made to Class and Objectors' counsel, and to consider other matters as the Court may deem appropriate.

     The Court has determined that, for the purposes of the Settlement only, the Action shall be maintained as a Class Action under the Court of Chancery Rule 23 on behalf of the Class as defined herein.

     This Notice describes your rights under the Settlement and the steps you may but are not required to take in relation to the Settlement. If the Court approves the Settlement, the Court will enter an Order and Final Judgment dismissing the Action with prejudice on the merits and releasing Class members' claims against the Defendants and others, and the terms of the Settlement will be binding on the current and former holders of Encore Common Stock.

                           II.   THE FACTUAL BACKGROUND

     THE FOLLOWING RECITATION DOES NOT CONSTITUTE FINDINGS OF THE COURT OF CHANCERY. IT IS BASED ON STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF THE COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.

     In 1989, Gould Electronics Inc. ("Gould"), sold its computer systems business to Encore Computer Corporation ("Encore"). From 1989 through November 1997, Gould loaned Encore approximately $496 million, which was secured by, inter alia, a first priority security interest in Encore's assets, including its Storage Products business, and a license to Gould of substantially all of Encore's intellectual property.

     On July 17, 1997, Encore entered into an Asset Purchase Agreement with Sun Microsystems, Inc. ("Sun"), in which Sun agreed to purchase Encore's Storage Products business for $185 million (the "Sun Transaction"). As part of the Sun Transaction, Encore entered into an agreement with Gould on July 16, 1997 (the "Gould Agreement") in which Gould agreed to release its security interest in the Storage Products business and to transfer its intellectual property license in that business to Sun. Gould also agreed to a redemption of its preferred stock with a liquidation value of $496 million for $60 million. In November 1997, Encore distributed a proxy statement (the "Sun Proxy Statement") for the upcoming shareholders' meeting at which, among other things, the Sun Transaction would be voted upon.

     On November 18, 1997, Plaintiffs filed purported derivative and class action complaints, subsequently consolidated by order dated December 17, 1997 (the "Action"), in the Delaware Court of Chancery on behalf of all shareholders of Encore against Gould, Kenneth G. Fisher, Rowland H. Thomas, Robert J. Fedor and C. David Ferguson (collectively, the "Original Defendants"), and named the Company as a nominal defendant. In November 1997, the Court denied plaintiffs' motion for injunctive relief. On November 24, 1997, the Encore shareholders voted to approve the Sun Transaction, which closed shortly thereafter.

     On June 1, 1998, Encore entered into an Asset Purchase Agreement with Gores Technology Group ("Gores"), in which Gores agreed to purchase Encore's Real-Time business for $3 million (the "Gores Transaction"). In August 1998, Encore distributed a proxy statement (the "Gores Proxy Statement") for the upcoming shareholders' meeting at which, among other things, the Gores Transaction and a proposal to liquidate Encore would be voted upon. On September 11, 1998, the Encore shareholders voted to approve the Gores Transaction, which closed shortly thereafter. Since January 1999, Encore's only assets have been cash, claims and receivables relating to the sales of its storage products and real-time computer systems businesses.

     Following document discovery, on February 5, 1999, the Original Defendants moved for summary judgment in their favor on all claims in the Action. No response to that motion was filed by any of the named plaintiffs.

     On July 15, 1999, the plaintiffs filed an Amended Complaint adding two additional defendants, Michael C. Veysey and Thomas N. Rich (collectively with the Original Defendants, the "Defendants") and no longer naming the Company as a nominal defendant. The Amended Complaint alleged that the Defendants breached duties and obligations owed to the shareholders of the Company in connection with the operation and management of the Company, including the Sun and Gores Transactions, and made or caused misstatements and omitted to disclose information in the Sun and Gores Proxy Statements.

     On August 30, 1999, all Defendants moved to dismiss the Action. After full briefing and oral argument, on June 16, 2000, the Court of Chancery granted Defendants' motion and dismissed the Action in its entirety.

     By notice dated July 10, 2000, Plaintiffs Louis J. Williams and Paul S. Rosenblum appealed the Court of Chancery's dismissal of the Action to the Supreme Court of the State of Delaware.

     During the pendency of the appeal, the Plaintiffs and the Defendants conducted arms'-length settlement negotiations. A settlement was reached on or about July 6, 2001, and notice of the settlement was sent to the Class members (the "Original Settlement"). The Original Settlement provided that, in exchange for the resignation of all Defendants then serving as an officer, director, or employee of Encore and the repurchase and distribution to all class members of all shares of Encore Common Stock beneficially owned by the Defendants, any and all claims by or on behalf of the plaintiffs, the Class, any member of the Class, or Encore would be released discharged and dismissed with prejudice.

     The Objectors entered their appearance and opposed the Original Settlement as unfair and inadequate. The Objectors filed a brief in opposition to the settlement, and appeared through counsel at a hearing held in the Court of Chancery on October 12, 2001. The Court declined to approve the Settlement. Subsequently, the Objectors threatened to file additional claims against the Defendants relating to their alleged failure to dissolve the Company and distribute the assets (the "Objectors' Proposed Claims").

                             III.    THE SETTLEMENT

     Thereafter, the Plaintiffs, the Objectors, and the Defendants, following arms'-length settlement negotiations, agreed to settle the Action and certain potential additional claims and contentions of the Objectors on the terms summarized below. The terms of the Settlement are set forth in a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement Agreement"). In consideration for the Settlement and dismissal with prejudice of the Action and the releases provided herein, the parties to the Action have agreed, among other things, that:

          1. Promptly after the Effective Date, as defined herein, Encore shall set aside a pool of $2.1 million (the "Shareholders' Payment") for payment by the Company as follows:

          (a) first, to pay the fees and expenses of the attorneys for the Class and for the Objectors as awarded by the Court pursuant to Order and as more fully described below;

          (b) second, to pay the named individual defendants in the Action in an amount equal to $.035 for each share of Encore Common Stock owned by them. Specifically, Kenneth G. Fisher, Rowland H. Thomas and Michael C. Veysey hold 5,311,611, 94,250 and 300 shares of Encore Common Stock, respectively; and

          (c) third, to pay to the beneficial holders of Encore Common Stock on the Effective Date, other than Gould and the individual defendants, pro rata in proportion to their holdings.

          2. Promptly after the Effective Date, and after (and apart from) the Shareholders' Payment, Encore shall reserve $100,000 (the "Reserve Fund") for the payment of claims of Class members who were beneficial holders on or after October, 31, 1997, but are no longer beneficial holders of any shares of Encore Common Stock on the Effective Date and who duly and timely file proofs of claim (the "Former Shareholders") and the costs relating to the administration and the payment of such claims from the Reserve Fund (the "Net Reserve Fund"). The Former Shareholders shall share the Net Reserve Fund pro rata according to their total proven loss up to a maximum recovery of $3.00 for every $410.00 of proven loss suffered. Proven loss shall be the difference between the purchase price of the shares and the selling price or value on other disposition of the shares. Gould shall be entitled to retain for its own use and purpose any portion of the Net Reserve Fund not paid as aforesaid.

          3. Encore's remaining assets, less any expenses associated with the Settlement and the dissolution will be paid to Gould (the "Gould Payment"). Gould has agreed to pay out of the Gould payment any claim timely filed by creditors of the Company in connection with its dissolution and liquidation.

          4. After the Shareholders' Payment and the Gould Payment described above, Encore shall promptly file a Certificate of Dissolution of the Company with the Delaware Secretary of State in accordance with Delaware law and an action of the Encore board of directors acting under the Delaware General Corporation Law (S) 141(f) and the Company's Certificate of Incorporation and By-laws, and mail and publish the appropriate notices in accordance with Delaware law. Shareholders holding more than 75% of the Company's outstanding stock have agreed to give written consent to the dissolution and liquidation in accordance with Delaware General Corporation Law (S) 228 and the Company's Certificate of Incorporation and By-laws. Accordingly, approval by the Company's shareholders of the dissolution and liquidation of the Company will be effective upon the Court's approval of the Settlement.

     The parties will release claims outlined below. The Effective Date of the Settlement will be the date the Order and Final Judgment becomes final and non-appealable.

                            IV.    FEES AND EXPENSES

     Class counsel intend to apply to the court for, and Defendants have agreed not to oppose, an award of attorneys' fees and expenses. The Objectors also have agreed not to oppose any such application to the extent the amount sought does not exceed $15,000. The Objectors intend to apply to the Court for, and Defendants and Class counsel have agreed not to oppose, an award of attorneys' fees and expenses in an amount not to exceed $65,000.

     If awarded, the Plaintiffs' and Objectors' attorneys' fees and expenses will be paid out of the $2.1 million Shareholders' Payment in the priority identified in paragraph III(1) above. The costs of administering the proof of claim process will be paid out of the $100,000 Reserve Fund identified in paragraph III(2) above. Encore will be responsible in all other respects for the Settlement.

                        V.    REASONS FOR THE SETTLEMENT

     The Plaintiffs believe the claims in the Action were, and the Objectors believe their additional claims and contentions could be, asserted in good faith and supported by evidence and that the Court of Chancery erred in dismissing the Amended Complaint. Nonetheless, upon review and analysis of the facts and circumstances relating to the claims asserted in the Action and the applicable law, the Plaintiffs, the Objectors, and their counsel have concluded the Settlement to be in the best interests of the Plaintiffs, the Objectors, and the Class (as defined below) in light of (i) the benefits that the purchasers and holders of Encore Common Stock will receive from the Settlement, (ii) the risks and delay of litigation, including the fact that the Court of Chancery has dismissed the Action in its entirety, and (iii) the Plaintiffs', the Objectors', and their counsels' conclusion that the Settlement upon the terms and provisions set forth in the Settlement Agreement is fair, reasonable, adequate, and in the best interest of the members of the Class.

     The Defendants have vigorously denied and continue to deny each and every allegation of wrongful conduct and any liability whatsoever to the Plaintiffs, the Objectors, or the Class, and they have interposed and will pursue numerous defenses to the claims asserted against them. Nevertheless, the Defendants decided to enter into the Settlement to avoid the further expense, inconvenience, and burden of this litigation, and to finally and forever put to rest all disputes and controversies with respect to Encore's operation, management, dissolution, and liquidation, the conduct of the Defendants, the Sun and Gores Transactions, and the Sun and Gores Proxy Statements.

                              VI.    CERTIFICATION

     The Court has ordered that, for purposes of the Settlement and pending the Settlement Hearing, the Action will be maintained and will proceed as a class action pursuant to Court of Chancery Rule 23(a), (b)(1), and (b)(2), with the

Plaintiffs serving as the representatives of the Class and with their counsel serving as counsel to the Class, on behalf of all persons who and entities which were record holders or beneficial owners of Encore Common Stock (other than the Defendants) at any time during the period beginning on and including October 31, 1997, the record date for the Sun Transaction, through and including the Effective Date of the Settlement, and including their respective predecessors, trustees, executors, administrators, representatives, heirs, transferees, successors in interest, and assigns, immediate and remote, and any person claiming from, through, or under any of them (the "Class"). At the Settlement Hearing, the Court will be asked, among other things, to confirm the certification of the Settlement Class. If the Settlement is not approved, the temporary certification of the Class shall be void.

                             VII. SETTLEMENT HEARING

       At the Settlement Hearing, the Court will determine whether to (i) approve the Settlement as fair, reasonable, adequate, and in the best interests of the Class and order that it be carried out in accordance with its terms; (ii) direct entry of an Order and Final Judgment that will, among other things, dismiss the Action with prejudice and extinguish and release and enjoin any further prosecution of the Settled Claims; and (iii) consider the application of Class and Objectors' counsel for payment of fees and disbursements.

       The Court may adjourn the Settlement Hearing from time to time by oral announcement at such hearing or at any subsequent adjournment without further notice of any kind.

                              VIII. RIGHT TO APPEAR

       Any member of the Class who objects to the Settlement, the Class Action determination, the Order and Final Judgment to be entered in the Action, the representation of the Class by the Plaintiffs and their counsel, or the award of fees to be sought by the counsel for the Class or by the counsel for the Objectors, or who otherwise wishes to be heard, may appear in person or by counsel at the Settlement Hearing and may present any evidence or argument that may be proper or relevant; provided, however, that no person other than the Plaintiffs' counsel, the Objectors' counsel, and counsel for the Defendants shall be heard and no papers, briefs, pleadings or other documents submitted by any person shall be received and considered by the Court, unless not later than ten (10) calendar days prior to the Settlement Hearing (unless the Court in its discretion shall otherwise direct for good cause shown), such person files with the Court and serves upon counsel listed below (i) a written notice of intention to appear; (ii) proof of membership in the Class, (iii) a detailed statement of such person's specific objections to any matters before the Court and the grounds therefor or the reasons that such person desires to appear and to be heard; and (iv) copies of all documents and other evidence such person desires the Court to consider. Such filings shall be served by hand delivery, first class mail postage prepaid, or express service, upon the following counsel:

       David Staats, Esq.                          Peter J. Walsh, Jr.
       Law Offices Of David Staats, P.A.           Potter Anderson & Corroon LLP
       1701 Augustine Cut-Off, Suite 36            Hercules Plaza
       Wilmington, DE 19803                        1313 North Market Street
                                                   Wilmington, DE 19899

       Co-counsel for Plaintiffs and the Class     Counsel for Objectors


       Peter B. Ladig, Esq.                        Steven J. Balick, Esq.
       Richards, Layton & Finger                   2222 Delaware Avenue
       One Rodney Square                           P.O. Box 1150
       P.O. Box 551                                Wilmington, DE 19899
       Wilmington, DE  19899

       Co-counsel for Defendants Gould, Ferguson,  Co-counsel for Defendants
       Fedor, Rich and Veysey                      Fisher and Thomas

       Unless the Court otherwise directs, no person shall be entitled to object to the approval of the Settlement, the Order and Final Judgment to be entered thereon, the adequacy of the representation of the Class by the Plaintiffs, the Objectors and their counsel, or the award of fees and expenses to Class counsel and or Objectors' counsel, or otherwise be heard, except by serving and filing a written objection and supporting papers and documents as set forth above. Any person who fails to object in the manner prescribed above shall be deemed to have waived any and all objections and the right to object (including any right to appeal) and shall be forever barred from raising such objection in this or any other action or proceeding.

                    IX. ORDER AND FINAL JUDGMENT OF THE COURT

       If the Court approves the Settlement as provided for in the Settlement Agreement the parties will ask the Court to direct entry of an Order and Final Judgment which will, among other things:

       1. Approve the Settlement and adjudge the terms thereof to be fair, reasonable, and adequate and in the best interests of the Class, pursuant to Court of Chancery Rule 23(e);

       2. Authorize and direct the performance of the Settlement in accordance with its terms and conditions;

       3. Dismiss the Action with prejudice on the merits and release and enjoin the prosecution of Settled Claims as outlined below.

                                   X. RELEASES

       If the Court approves the Settlement, the Action will be dismissed on the merits with prejudice as to each Defendant and Encore and as against the named Plaintiffs and Objectors and all other members of the Class and each Plaintiff, each Objector, each member of the Class, and Encore, on behalf of themselves and their respective current and former officers, directors, employees, agents, partners, members, co-venturers, parents, subsidiaries, affiliates, heirs, personnel, representatives, successors, and assigns (whether express, implied or by operation of law) (the "Plaintiff Releasors") forever release, discharge, acquit, and dismiss with prejudice each Defendant, each Defendant's parent entities, associates, co-venturers, affiliates, and subsidiaries, and the past, present, and future officers, directors, stockholders, representatives, employees, investment bankers, commercial bankers, attorneys, advisors, agents, heirs, executors, trustees, general and limited partners and partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (whether express, implied, or by operation of law) of each of them (the "Defendant Releasees") from any and all actual, alleged, and potential claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters, and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed, that have been, could have been, or in the future could be asserted in the Action or in any court, tribunal, or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violation of the federal securities laws, or otherwise) by or on behalf of any of the Plaintiffs, the Objectors, the Class, any member of the Class, or Encore, whether individual, class, derivative, representative, legal, equitable, or otherwise, which have arisen, could have arisen, or may now or hereafter arise which relate in any manner to (i) the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing, or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, the Objectors' proposed complaint attached as Exhibit A, any proxy material, public filing, or statement (including, but not limited to, public statements) by Encore, Gould, or the Defendants, or any of them, concerning or in connection with any of their affiliated persons or companies, the Sun Transaction, the Gores Transaction, or the liquidation or dissolution of the Company; or (ii) the Plaintiffs', the Objectors' or the Class members' purchase, sale, or holding of any securities of the Company or their investment in the Company; or (iii) the operations or management of the Company (the "Plaintiff Settled Claims"); provided, however, that the Plaintiff Settled Claims shall not include the right of the Plaintiffs, the Objectors, any member of the Class, or Encore to enforce the terms of the Settlement after the Effective Date. The Defendants, Encore and each member of the Class will provide reciprocal releases to the Plaintiffs, the Objectors, and their privies.

       The release provided for in the Stipulation and in the Order and Final Judgment extends to claims that the holders thereof may not know or suspect to exist at the time of the release, which, if known, might have affected the decision to enter into this Stipulation and this Release. Each of the Plaintiff Releasors and Defendant Releasors shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims. The Plaintiff Releasors and Defendant Releasors shall be deemed to relinquish, to the full extent permitted by law, the provision, rights and benefits of (S) 1542 of the California Civil Code which provides:

               A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

In addition, each of the Plaintiff Releasors and Defendant Releasors also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code ss. 1542. Plaintiff Releasors and Defendant Releasors acknowledge that Plaintiffs, Objectors, members of the Class, Encore, or Defendants may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the releases provided for herein, and that legal standards, interpretations, pronouncements, or enactments may change from those believed to prevail at the current time, but that it is their intention, on behalf of themselves and the members of the Class, to fully, finally, and forever settle and release any and all Settled Claims, as defined above, known or unknown, suspected or unsuspected, which now exist, or heretofore existed and without regard to the subsequent discovery or existence of such additional or different factual or legal circumstances.

     XI NOTICE TO PERSONS OR ENTITIES HOLDING OWNERSHIP ON BEHALF OF OTHERS

       Brokerage firms, banks, and other persons or entities who are members of the Class in their capacities as record holders but not as beneficial owners are requested to send this Notice promptly to all of their beneficial owners. Additional copies of this Notice for transmittal to beneficial owners are available on request directed to Ann M. Driscoll, Esq., King & Spalding, 1185 Avenue of the Americas, New York, New York, 10036.

           XII. SCOPE OF THIS NOTICE AND FURTHER INFORMATION

       This Notice is not all-inclusive. The references in this Notice to the pleadings in the Action, the Settlement Agreement, and other papers and proceedings are only summaries and do not purport to be comprehensive. For the full details of the Action, the claims asserted by the parties, and the terms and conditions of the Settlement, including a complete copy of the Stipulation, members of the Class are referred to the Court files in the Action. You may inspect the Court files, the Orders entered by the Court of Chancery and other papers filed in the litigation, unless sealed, at the Office of the Register in Chancery of the Court of Chancery, of the State of Delaware, New Castle County Courthouse, 500 North King Street, 12th Floor, Wilmington, Delaware, 19801, during regular hours of each business day. Inquiries about the Settlement may be directed to the attention of:

       Matthew E. Miller, Esq.                     Peter J. Walsh, Jr.
       Law Offices of Matthew E. Miller            Potter Anderson & Corroon LLP
       P.O. Box 1255                         or    Hercules Plaza
       Arlington, VA 22210                         1313 North Market Street
       (703) 248-9393                              Wilmington, DE 19899
                                                   (302) 984-6000

       Plaintiffs and Class Counsel                Objectors' Counsel

Do not telephone the Court.

                              XIII. THE DISSOLUTION

       Following the Shareholders' Payment and the Gould Payment described above, Encore will file a Certificate of Dissolution with the Delaware Secretary of State and dissolve and liquidate in accordance within the requirements of the Delaware General Corporation Law (the "DGCL"). Gould will pay any claims timely filed by creditors of the Company, if any, after the publication and mailing of all appropriate notices in accordance with the requirements of the DGCL.

       As a part of the approval of the Settlement Agreement, shareholders of more than 75% of the outstanding shares have agreed to give written consent of the dissolution and liquidation. Under the General Corporation Law of the State of Delaware as well as Encore's Articles of Incorporation, the holders of at least a majority of the outstanding shares of Encore Common Stock must approve such dissolution and liquidation. Accordingly, approval by the Company's shareholders of the dissolution and liquidation of the Company will be effective upon the Court's approval of the Proposed Settlement.

       Dated:  August 2, 2002                  ENTERED BY ORDER OF THE COURT:
                                               Dianne M. Kempski
                                               Register in Chancery

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

IN RE ENCORE COMPUTER CORPORATION       )
SHAREHOLDERS LITIGATION                 )        Civil Action No. 16044

                                SCHEDULING ORDER

          Plaintiffs Louis J. Williams and Paul S. Rosenblum (the "Plaintiffs"), Anthony N. Oberhaus and Robert W. Bernas (the "Objectors) and Defendants Gould Electronics Inc., Robert J. Fedor, C. David Ferguson, Thomas N. Rich, Michael C. Veysey, Kenneth G. Fisher, and Rowland H. Thomas (collectively the "Defendants"), parties to the above-captioned action (the "Action") and Encore Computer Corporation, a Delaware corporation, having made application pursuant to Court of Chancery Rule 23(e) for an order approving the proposed settlement of the Action in accordance with a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement" or "Stipulation") entered into by the parties, dated July ___, 2002, filed with the Court which, together with its accompanying documents, sets forth the terms and conditions of the proposed Settlement of the Action and for the dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation; and the Court having read and considered the Stipulation and the accompanying documents; and all parties having consented to the entry of this Order;

          NOW, THEREFORE, IT IS HEREBY ORDERED this __ day of _________ 2002, that:

          1. For purposes of Settlement only and pending the Settlement Hearing described in paragraph 3 hereof, the Action shall be temporarily maintained and proceed as a class action, pursuant to Court of Chancery Rule 23(a), (b)(1) and (b)(2), on behalf of all persons and entities (other than Defendants) who or which were record holders or beneficial owners of shares of the common stock of Encore Computer Corporation ("Encore" or the "Company") (the "Encore Common Stock") at any time during the period beginning on and including October 31, 1997, the record date for the Sun Transaction, through and including the Effective Date (as defined below) of the Stipulation, and shall include any and all of their respective predecessors, trustees, executors, administrators, representatives, heirs, transferees, successors in interest, and assigns, immediate and remote, and any person claiming from, through or under any of them (the "Class").

          2. Pursuant to Court of Chancery Rule 23, the named Plaintiffs, Louis
J. Williams and Paul S. Rosenblum, are temporarily certified as Class representatives and their counsel, Matthew E. Miller, Esq. and David Staats, Esq., are temporarily certified as Class counsel.

          3. A hearing (the "Settlement Hearing") shall be held before the Court on ________, 2002, at _________. m., in the Court of Chancery, New Castle County Courthouse, 500 North King Street, 12/th/ Floor, Wilmington, Delaware, 19801, to:

             (a) consider and determine whether the settlement should be approved by the Court as fair, reasonable, adequate and in the best interests of the Class;

             (b) authorize and direct the performance of the Settlement in accordance with its terms and conditions;

             (c)  consider and determine whether an Order and Final Judgment

                                                                       Exhibit C

                  should be entered pursuant to the Stipulation, inter alia, dismissing the Action with prejudice and extinguishing and releasing and enjoining any further prosecution of all Settled Claims (as defined therein);

             (d) consider and determine whether the Class should be certified and whether Plaintiffs and their counsel have adequately represented the Class;

             (e) consider and rule on any applications made by Class and Objectors' counsel for payment of fees and disbursements incurred in connection with this Action; and

             (f)  rule on such other matters as the Court may deem appropriate.

          4. The Court reserves the right to adjourn the Settlement Hearing or any adjournment thereof without further notice other than an oral announcement at the Settlement Hearing or any adjournment thereof. The Court also reserves the right to approve the Settlement at or after the Settlement Hearing with such modification as may be consented to by the parties to the Stipulation and without further notice to the Class.

          5. As soon as practicable, after the date of this Order, Encore shall cause a notice of the Settlement Hearing, in substantially the form annexed as Exhibit B to the Stipulation (the "Notice") to be mailed by United States mail, postage pre-paid, to all stockholders of record of Encore on or after October 31, 1997. All record holders in the Class who are not also the beneficial owners of the shares of Encore Common Stock held by them are requested to forward the Notice to such beneficial owners of those shares. Encore shall use

                                                                       Exhibit C

reasonable efforts to provide the Notice to beneficial owners by (a) making additional copies of the Notice available to any present or former record holder who, prior to the Settlement Hearing, requests copies for distribution to beneficial owners, or (b) mailing additional copies of the Notice to beneficial owners whose names and addresses Encore receives from the record owners.

          6. The form and method of the Notice specified herein is the best notice practicable and shall constitute due and sufficient notice of the Settlement Hearing to all persons entitled to receive such notice.

          7. At or before the Settlement Hearing, Encore shall file proof, by affidavit, with respect to preparing and mailing the Notice.

          8. Class and Objectors' counsel shall file with the Court, and serve on counsel for the Defendants, any application for an award of attorneys fees and reimbursements of expenses together with supporting materials not later than twenty days before this Settlement Hearing.

          9. Any member of the Class who objects to the Settlement, the Class Action determination, the Order and Final Judgment to be entered in the Action, the representation of the Class by the Plaintiffs, or any award of fees or expenses to Class counsel or Objectors' counsel, or who otherwise wishes to be heard, may appear in person or by counsel at the Settlement Hearing, and present any evidence or argument that may be proper or relevant; provided, however, that no person other than Class counsel and counsel for the Defendants in the Action shall be heard and no papers, briefs, pleadings or other documents submitted by any person shall be received and considered by the Court, unless, not later than ten (10) calendar days prior to the Settlement Hearing (unless the Court, in its discretion, shall otherwise direct, for

                                                                       Exhibit C

good cause shown), such person files with the Court and serves upon counsel listed below(i) a written notice of intention to appear; (ii) proof of membership in the Class; (iii) a detailed statement of such person's specific objections to any matters before the Court; and (iv) the grounds therefor or the reasons that such person desires to appear and be heard, as well as all documents and writings such person desires this Court to consider. Such filings shall be served by hand delivery, first class mail postage prepaid, or express service, upon the following counsel:

Peter B. Ladig, Esq.                    David Staats, Esq.
Richards, Layton & Finger               Law Offices Of David Staats, P.A.
One Rodney Square                       1701 Augustine Cut-Off, Suite 36
P.O. Box 551                            Wilmington, Delaware 19803
Wilmington, Delaware 19899

Steven S. Balick, Esq.                  Peter J. Walsh, Jr.
Ashby & Geddes                          Potter Anderson & Corroon LLP
One Rodney Square #302                  Hercules Plaza
Wilmington, Delaware 19899              1313 North Market Street
                                        Wilmington, Delaware 19899

Unless the Court otherwise directs, no person shall be entitled to object at or in connection with the Hearing, or otherwise be heard, except by serving and filing a written objection and supporting papers and documents as described above. Any person who fails to object to the matters set forth herein in the manner provided by this Order shall be deemed to have waived the right to object (including any right to appeal) and shall be forever barred from raising such objection in this or any other action or proceeding.

          10. Pending final determination of whether the Settlement should be approved, Plaintiff Releasors (as defined in the Stipulation) are barred and enjoined from commencing or prosecuting any action, suit, or proceeding in any court, tribunal or

                                                                       Exhibit A

administrative proceeding asserting any claims that relate in any way to the Plaintiff Settled Claims (as defined in the Stipulation) against any of the Defendant Releasees. Pending final determination of whether the Settlement should be approved, Defendant Releasors (as defined in the Stipulation) are barred and enjoined from commencing prosecuting any action or proceeding in any court, tribunal or administrative proceeding asserting any claims that relate in any way to the Defendant Settlement Claims (as defined in the Stipulation) against any of the Plaintiff Releasees. All obligations to file responsive pleadings or motions and all discovery and other pretrial proceedings in the Action are stayed and suspended until further order of this Court.

          11. In the event that the Stipulation is not approved by the Court or shall not become effective for any reason whatsoever, the Settlement (including any modification thereof), any Class certification herein and any actions taken or to be taken in connection therewith (including this order and any Order and Final Judgment entered herein) shall be terminated and shall become void and of no further force and effect. Neither the Stipulation nor any provision contained therein, nor any action undertaken or document executed pursuant thereto or in furtherance of, nor the negotiation thereof by any party (i) is or shall be deemed to be or shall be offered or used as an admission of the Defendants or any other person of the validity of the Settled Claims or of any wrongdoing by or liability of the Defendants or Defendants' Affiliates whatsoever; (ii) is or shall be deemed to be or shall be used as an admission of any fault or omission of any Defendant in any statement, release or written document or financial report issued, filed, any action taken or made or omitted to be taken or made; or (iii) shall be offered or received in evidence against any Defendant in this or any action or proceeding other than such proceeding as may be necessary to consummate or enforce the Settlement, the releases executed

                                                                       Exhibit A

pursuant thereto, and/or the Order and Final Judgment, except that the Stipulation and the Exhibits thereto may be filed in the Action or in any subsequent action brought against any Defendant in order to support a defense or counterclaim of the Defendants of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction or any other theory of claim or issue preclusion or similar defense or counterclaim.

Dated:  ______________, 2002


                                              __________________________________
                                                       Vice Chancellor

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

IN RE ENCORE COMPUTER CORPORATION        )
SHAREHOLDERS LITIGATION                  )        Civil Action No. 16044


                            ORDER AND FINAL JUDGMENT

         A hearing having been held before this Court on ______, 2002 pursuant to this Court's Order of ____, 2002 (the "Scheduling Order") upon a Stipulation and Agreement of Compromise and Settlement and Release, dated July __, 2002 (the "Stipulation" or "Settlement") of the above-captioned action (the "Action"), which is attached hereto and incorporated herein by reference; it appearing that due notice of said hearing has been given in accordance with the aforesaid Scheduling Order; the respective parties having appeared by their attorneys of record; the Court having heard and considered evidence and argument in support of the proposed Settlement; the attorneys for the respective parties having been heard; an opportunity having been given to all other persons requesting to be heard in accordance with the Scheduling Order; the Court having determined that Notice to the Class (as defined below) certified in the Action pursuant to the aforesaid Scheduling Order was adequate and sufficient; and the entire matter of the proposed Settlement having been heard and considered by the Court;

         IT IS HEREBY ORDERED, ADJUDGED AND DECREED this____ day of _______, 2002, that:

         1. This Action has been properly maintained as a Class Action pursuant to Court of Chancery Rule 23.

         2. Each of the provisions of Court of Chancery Rule 23(a) has been satisfied and the

Action has been properly maintained according to the provisions of Court of Chancery Rule 23(b). The Action is hereby certified as a class action, pursuant to Court of Chancery Rule 23(b)(1) and (b)(2), on behalf of a class consisting of all persons who and entities which (other than Defendants) were record holders or beneficial owners of shares of the common stock of Encore Computer Corporation ("Encore" or the "Company") (the "Encore Common Stock") at any time during the period beginning on and including October 31, 1997, the record date for the Sun Transaction, through and including the Effective Date of the Stipulation, and shall include any and all of their respective predecessors, trustees, executors, administrators, representatives, heirs, transferees, successors in interest, and assigns, immediate and remote, and any person claiming from, through or under any of them (the "Class"). Paul S. Rosenblum and Louis J. Williams (the "Plaintiffs") are certified as the Class representatives and Matthew E. Miller, Esq. and David Staats, Esq., are certified as Class counsel. Specifically, based on the record in the Action, this Court expressly and conclusively finds and orders that (a) the Class is so numerous that joinder of all members is impracticable, (b) there are questions of law and fact common to the Class, (c) the claims of the representatives are typical of the claims of the Class, and (d) the representatives and Class counsel fairly and adequately protect and represent the interests of the Class.

         3. The form and manner of Notice given to the members of the Class is hereby determined to be due and sufficient and to provide the best practicable notice under the circumstances and to have been given in full compliance with Court of Chancery Rule 23 and the requirements of due process.

         4. The Settlement as reflected in the Stipulation is approved as fair, reasonable, adequate and in the best interests of the Class and the parties are directed to consummate it in accordance with its terms and conditions.

         5. Each Plaintiff, each Objector, each member of the Class, and Encore, on behalf of themselves and their respective current and former officers, directors, employees, agents, partners, members, co-venturers, parents, subsidiaries, affiliates, heirs, personnel, representatives, successors, and assigns (whether express, implied or by operation of law) (the "Plaintiff Releasors") forever release, discharge, acquit, and dismiss with prejudice each Defendant, each Defendant's parent entities, associates, co-venturers, affiliates, and subsidiaries, and the past, present, and future officers, directors, stockholders, representatives, employees, investment bankers, commercial bankers, attorneys, advisors, agents, heirs, executors, trustees, general and limited partners and partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (whether express, implied, or by operation of law) of each of them (the "Defendant Releasees") from any and all actual, alleged, and potential claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters, and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed, that have been or could have been or in the future could be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws, or otherwise) by or on behalf of the Plaintiffs, the Objectors, the Class, any member of the Class, or Encore, whether individual, class, derivative, representative, legal, equitable, or otherwise, which have arisen, could have arisen, or may now or hereafter arise which relate in any manner to
(i) the allegations, facts,
events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing, or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, any claims threatened in this Action such as in the Objectors' proposed claims attached as Exhibit A to the Stipulation, any proxy material, public filing, or statements (including, but not limited to, public statements) by Encore, Gould, Plaintiffs, Objectors, or the Defendants or any of them, concerning or in connection with any of their affiliated persons or companies, the Sun Transaction, the Gores Transaction or the liquidation and dissolution of the Company; or (ii) the Plaintiffs', the Objectors' or the Class members' purchase, sale, or holding of any securities of the Company or their investment in the Company; or (iii) the operations or management of the Company (the "Plaintiff Settled Claims"); provided, however, that the Plaintiff Settled Claims shall not include the right of the Plaintiffs, the Objectors, any member of the Class, or Encore to enforce the terms of the Settlement after the Effective Date.

         6. Each Defendant, Encore and each member of the Class, on behalf of themselves and their respective current and former officers, directors, employees, agents, partners, members, co-venturers, parents, subsidiaries, affiliates, heirs, personnel, representatives, successors, and assigns (whether express, implied, or by operation of law) (the "Defendant Releasors") forever release, discharge, acquit and dismiss with prejudice each Plaintiff, each Objector, each of the parent entities, associates, co-venturers, affiliates or subsidiaries, and each of their respective past, present, and future officers, directors, stockholders, representatives, employees, investment bankers, commercial bankers, attorneys, advisors, agents, heirs, executors, trustees, general and limited partners and partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (whether express, implied, or by operation of law) of each of them (the "Plaintiff Releasees") from any and all actual, alleged and potential claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters, and issues of any kind or nature whatsoever, contingent or absolute, suspected or unsuspected, matured or unmatured, disclosed or undisclosed, that have been, could have been, or in the future could be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws, or otherwise) by or on behalf of any of the Defendants, the Class, any member of the Class, or Encore, whether individual, class, derivative, representative, legal, equitable, or otherwise, which have arisen, could have arisen, or may now or hereafter arise which may relate in any manner to (i) the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, any claims threatened in this Action such as in the Objectors' Proposed Claims attached as Exhibit A to the Stipulation, any proxy material, public filings, or statements (including, but not limited to, public statements) by Encore, Gould, the Defendants, or the Plaintiffs or any of them concerning or in connection with any of their affiliated persons or companies, the Sun Transaction, the Gores Transaction, or the liquidation or dissolution of the Company; or (ii) the Plaintiffs', the Objectors', or the Class members' purchase, sale, or holding of securities of the Company or their investment in the Company; or (iii) the operations or management of the Company (the "Defendant Settled Claims"); provided, however, that the Defendant Settled

Claims shall not include the right of any of the Defendants or Encore to enforce the terms of the Settlement after the Effective Date.

         7. The releases provided for in this Order extend to claims that Plaintiff Releasors or Defendant Releasors may not know or suspect to exist at the time of the release, which, if known, might have affected the decision to enter into the Stipulation. Each of the Plaintiff Releasors and Defendant Releasors shall be deemed to have waived any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims. The Plaintiff Releasors and Defendant Releasors are deemed to have relinquished, to the full extent permitted by law, the provision, rights and benefits of ss. 1542 of the California Civil Code which provides:

            A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

In addition, each of the Plaintiff Releasors and Defendant Releasors also shall be deemed to have waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code
(S) 1542. Plaintiff Releasors and Defendant Releasors have acknowledged that it or they may discover facts in addition to or different from those that it or they now know or believe to be true with respect to the subject matter of the releases, and that legal standards, interpretations, pronouncements or enactments may change from those believed to prevail but that it is their intention to fully, finally and forever settle and release any and all Settled Claims hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed and without regard to the subsequent discovery or existence of such additional or different factual or legal circumstances.

         8. The Plaintiff Releasors and Defendant Releasors either directly, individually, derivatively, representatively or in any other capacity, are barred and enjoined from instituting, commencing, prosecuting, asserting or continuing any action, suit or proceeding in any court or tribunal asserting any claims that relate in any way to any of the Settled Claims against the Plaintiff Releasees or Defendant Releasees in this or any other jurisdiction.

         9. Class counsel are awarded ________ for fees and expenses and the Objectors' counsel is awarded ________ for fees and expenses to be paid to them as specified in the Settlement Stipulation.

         10. This Court retains continuing jurisdiction over the action, the parties, the members of the Class, and Encore for the purposes of enforcing and implementing, and determining any disputes arising with respect to the Settlement, including the dissolution and liquidation.


                                                        ________________________
                                                            Vice Chancellor